news release

Agere Systems Incorporates Zi Corporation's eZiText® Predictive
Text Technology in Solutions for Mobile Handsets

CALGARY, AB, May 18, 2004 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC) today announced that Agere Systems (NYSE: AGR.A, AGR.B) has pre-integrated its eZiText® predictive text technology into a broad portfolio of Agere chip sets, software and reference platforms aimed at addressing growing demand for multimedia-capable mobile phones. The two companies have signed a distribution agreement that enables Agere to deliver Zi's technology as part of Agere's integrated solutions for GPRS (General Packet Radio Service) and EDGE (Enhanced Data for GMS Evolution) mobile handsets.

As a global provider of advanced integrated circuits and software for wireless data-capable phones, Agere offers a broad array of software options to support such applications as Java, wireless application protocol (WAP) browsing, voice recognition and multimedia messaging service (MMS). Zi Corporation is a leading provider of technology that enhances the user experience of wireless solutions, including handsets.

Under the distribution agreement, Agere is able to include Zi's eZiText technology as part of Agere's man-machine interface (MMI) module, which provides the interface between the mobile phone user and the applications and services that are available on a handset. Zi's solution offers 41 unique language databases, allowing handsets to be rapidly deployed in the global communications market. In addition, Zi will receive royalty payments from each customer who selects the integrated solution and licenses eZiText through Agere.

Increasingly, handset manufacturers are demanding more complete reference design solutions that rely upon pre-integrated and pre-tested software to ensure faster time to market for their products. In addition, predictive text is becoming a core prerequisite for nearly every handset manufacturer. The incorporation of eZiText into Agere's MMI is an example of the measures Agere is taking to address customer requirements.

"Agere provides flexible solutions that integrate proven hardware and best-in-class software, and we collaborate with technology providers that strengthen our ability to bring value to our customers," said Andy Craigen, Director of Marketing for Agere's mobile terminals division. "Our work with Zi - the maker of one of the best predictive text solutions on the market - helps us deliver the high-quality, fully-functional solutions that our customers expect from us."

The agreement with Agere also provides Zi the opportunity to take advantage of new marketing and distribution channels with strong ties to the global handset market, particularly in Asia, which is the fastest growing wireless market.

"This agreement will enable us to greatly expand our market and customer channels much quicker, since Zi's input and language solutions complement and fit perfectly into Agere's integrated package," said Michael D. Donnell, Zi President and CEO. "We already have several joint customers that will immediately benefit from this initiative, and new customers will find it easier than ever to take advantage of eZiText. We look forward to working with Agere in the months and years to come."

Agere is integrating eZiText version 6.0 into its current Sceptre based reference platforms and plans to make the technology available on future reference platforms.

About Zi Corporation
Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's intelligent predictive text interfaces, eZiTapTM and eZiText, allow users to personalize the device and simplify text entry providing consumers with easy interaction for short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. eZiNetTM, Zi's new client/network based data indexing and retrieval solution, increases the usability for data-centric devices by reducing the number of key strokes required to access multiple types of data resident on a device, a network or both. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Certain statements in this press release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on Zi Corporation's current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of Zi Corporation's products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation's 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward looking statements. Zi Corporation does not assume any obligation to update such forward looking statements.

For more information:
For Zi Corporation:
Allen & Caron Inc
Jill Bertotti (investors)
jill@allencaron.com
Len Hall (media)
115: len@allencaron.com
(949) 474-4300